SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM N-8A

                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(A) OF THE
                         INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:   Transamerica Occidental Life Separate Account VUL-3

Address of Principal Business Office:

        1150 South Olive Street
        Los Angeles, California 90015

Telephone Number: 1-727-299-1800

Name and Address of Agent for Service of Process:

        Thomas E. Pierpan, Esq.
        Vice President
        Transamerica Occidental Life Insurance Company
        570 Carillon Parkway
        St. Petersburg, FL  33716

Check Appropriate Box:

         Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  /X /            No  /  /

                                   SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Sponsor of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the City of St. Petersburg, the State of Florida on the 29th day of November 1999.


                                       TRANSAMERICA OCCIDENTAL LIFE
                                       SEPARATE ACCOUNT VUL-3

ATTEST:

/s/ PRISCILLA I. HECHLER               By:  /s/ THOMAS E. PIERPAN
-------------------------------------     -------------------------------
Name:    Priscilla I. Hechler                Thomas E. Pierpan
Title:   Assistant Vice President and        Vice President
         Assistant Secretary